FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

July 17, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on July 17, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s operating and financial results for the three and nine months ended May 31, 2017 and provides an operational update and outlook. For details of the condensed consolidated interim financial statements for the three and nine months ended May 31, 2017 (the “Financial Statements”) and Management’s Discussion and Analysis for the period ended May 31, 2017 (the “MDA”), please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s operating and financial results for the three and nine months ended May 31, 2017 and provides an operational update and outlook. For details of the condensed consolidated interim financial statements for the three and nine months ended May 31, 2017 (the “Financial Statements”) and Management’s Discussion and Analysis for the period ended May 31, 2017 (the “MDA”), please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States Dollars unless otherwise specified. Some of the operating results and forecasts detailed below were reported in earlier news releases by the Company dated June 9 and July 7, 2017.

Operations at Maseve Mine

The Maseve Mine delivered 6,925 ounces of platinum, palladium, rhodium and gold (“4E”) in concentrate during the three month period ended May 31, 2017. However, during the period Company engineers determined that in some areas of the Maseve Mine (specifically Block 11) the bord and pillar mechanized mining method was not achieving required efficiencies. Although produced tonnes have been increasing, grade control was not being achieved. Based on extensive sampling, face grades were determined to have generally met estimates, but the fully mechanized bord and pillar mining method had resulted in excess dilution, and therefore lower than planned grades delivered to the plant. As previously reported, exposed portions of Merensky Reef mine blocks are exhibiting gentle rolling features. This condition creates grade control issues when mechanized bord and pillar mining is undertaken.

As a result of the above, in July, 2017 the Company undertook a restructuring of mine operations. The restructuring aims to reduce ongoing costs and achieve positive, sustainable cash flows as soon as possible utilizing the established infrastructure currently in place at the Maseve Mine. The main mining method will transition from higher volume bord and pillar mining to a hybrid mining method, consisting of mechanized access drives using the mine’s current equipment and conventional hand-held methods for stoping. Currently, active mining has been temporarily suspended, while contractor activity and labour is restructured. Negotiations and consultation have been going well. A significant number of the mine workforce will be affected by the restructuring. Final numbers will be determined in the next few weeks. Equipment and mobile machinery maintenance and underground infrastructure improvements are being undertaken during this period. Both bord and pillar and hybrid methods were included in the project feasibility study. Mining is expected to resume within the next few weeks. A recently completed second segment of the underground conveyor toward Block 11 is expected to reduce trucking requirements and improve performance of the underground mine in the months ahead.

Mining and Milling Overview

A summary of monthly production for the nine months ended May 31, 2017 follows:

Month	Dry Tonnes Milled	Average Grade gms/tonne	Recovery %	4E Ounces in Concentrate
September, 2016	55,897	1.29	78.4	1,823
October, 2016	22,316	1.59	79.3	907
November, 2016	29,945	1.58	81.4	1,237
December, 2016	39,297	1.51	79.2	1,509
January, 2017	34,661	1.53	79.2	1,351
February, 2017(1)	36,848	1.64	82.3	1,602
March, 2017(1)	43,961	1.88	82.3	2,189
April, 2017	41,853	2.00	83.8	2,256
May, 2017	50,484	1.81	83.4	2,480

(1) Approximately 7,825 dry tonnes of ore mined in February 2017 were milled in March 2017.

In addition to primary decline development to the first infrastructure level, at May 31, 2017, approximately the following development has been completed and surveyed in the north mine area:

i)	4,550 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways, ramps, waste raises and haulages;

ii)	5,706 meters of progressive reef development consisting of raise and diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays;

iii)	24,714 square meters bord and pillar and long hole stoping; and

iv)	1,862 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

The contribution of mined tonnage from Block 11 is a critical factor to achieving positive cash flow at the Maseve Mine. The overall geological confidence in this block has not changed. Block 11 is a large, well-drilled and stable mining block estimated to host 545,000 4E Merensky Reef ounces (3,066,512 tonnes at 5.53 gpt 4E Indicated). This block is modelled as on average as flat dipping at an average of nine degrees, with an average seam thickness of 157 cm (as published in the technical report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated August 28, 2015, with an effective date of July 15, 2015). Increasing the proportion of hybrid mining is expected to improve the grade to the mill.

Results For The Nine Months Ended May 31, 2017

During the nine months ended May 31, 2017, the Company incurred a net loss of $287 million (nine months ended May 31, 2016 – net loss of $1.6 million). During the nine month period, the Company recorded a $280 million impairment of the Maseve Mine (of which $225 million was recognized in the three months ended May 31, 2017), which was taken primarily to recognize the effect of missed production targets and the transition to a more gradual production rate from the hybrid mining method. A stock compensation expense of $1.1 million was also recognized in the current period (May 31, 2016 – $0.09 million). General and administrative costs dropped from $4.5 million in the previous comparable period to $4.2 million in the current period, principally from cost cutting measures. The currency translation adjustment recognized in the period is a gain of $41 million (May 31, 2016 - $80 million loss) due to an 9.5% increase in value of the Rand against the US Dollar in the current period as compared to a 19% decrease in the value of the Rand in the comparable period.

Accounts receivable at May 31, 2017 totalled $2.9 million while accounts payable and accrued liabilities amounted to $12.5 million. Accounts receivable were principally comprised of amounts receivable on sale of concentrate, value added taxes repayable to the Company in South Africa, amounts receivable from partners and tax and other receivables. Accounts payable and other current liabilities included contract development and mining fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

During the nine month period ended May 31, 2017 the Company incurred and capitalized approximately $91 million (May 31, 2016 - $90 million) in development, construction, equipment and other costs for the Maseve Mine. Initial proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $12.6 million being recognized to development costs in the period ended May 31, 2017. As at May 31, 2017, post impairment, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $317 million.

During the period ended May 31, 2017, approximately $3.3 million was spent at the Waterberg Project for engineering and exploration activities. This work was fully funded by the Company’s joint venture partner the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). At period end, $22.7 million in net costs had been capitalized to the Waterberg Project. In fill drilling at Waterberg as part of an ongoing Definitive Feasibility Study (“DFS”) has confirmed good grades and thicknesses for fully mechanized bulk underground mining. Work on power, water and other infrastructure planning has continued with positive results. For more information on mineral properties, see Notes 4 and 5 of the Financial Statements and the MDA

Recent Financing

On April 26, 2017, the Company announced the closing of an offering of 15,390,000 common shares at a price of US$1.30 per share, for aggregate gross proceeds of $20 million. Details of this offering may be found in the Company’s April 19, 2017 Prospectus Supplement to a Short Form Base Shelf Prospectus dated October 14, 2016. Net proceeds to the Company after fees, commissions and costs were approximately $18.4 million.

Subsequent to period end, on June 30, 2017, the Company closed an offering of $20 million aggregate principal amount of convertible senior subordinated notes to certain institutional investors. The Notes will bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. The Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in Common Shares.

Loan Facilities Amended

As reported in a news release dated June 15, 2017 to accommodate the Company for delayed production ramp-up at the Maseve Mine, a syndicate of lenders led by Sprott Resource Lending Partnership ("Sprott") and Liberty Metals & Mining Holdings, LLC ("LMM") have agreed to amend their existing loan facilities to the Company and provide waivers, in each case, until October 31, 2017, with regard to minimum cash and working capital requirements, achievement of production targets, certain events of default and the requirement to pay the lenders 50% of the proceeds of equity and debt financings. Sprott and LMM are each to be paid a fee of US $200,000 and US $400,000 respectively in consideration of the above amendments, both at the same time upon the maturity or repayment of the Sprott facility. The Liberty facility is in second secured position and is scheduled for repayment subsequent to the Sprott facility.

Outlook

The Company’s key business objectives are to improve operational efficiency and advance underground development and production ramp-up at the Maseve Mine with the objective of achieving positive cash flow and to advance the Waterberg Project. As the Company develops and implements a new hybrid mining production ramp-up plan it will assess its forward production guidance. Earlier production guidance provided by the Company is no longer valid and should not be relied upon. In the coming months, Platinum Group will provide operational updates on the results of the hybrid mining plan ramp-up and will provide forward production guidance. The objective of the restructured mine will be on reducing costs and achieving positive cash flow as quickly as possible with reduced focus on the rapid ramp-up of ounce production.

In the near term, the Company’s liquidity will be constrained as development at the Maseve Mine will continue to utilize a majority of the Company’s cash on hand until positive cash flow is achieved. Lower metal prices, delays in production ramp-up or a stronger Rand could all result in requirements for further financing. Successful transition to more hybrid mining (as described above), with a smaller labour force, at the Maseve Mine will be key to achieving positive cash flow.

The Company is currently working with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset level strategic alternatives.

Currently the Company has $20 million in cash. In order to achieve positive cash flow and to maintain its working capital covenants in 2017 under existing loan facilities, the Company estimates that it will need to source $10 million to $20 million of additional funding by way of refinancing its existing debt, the issuance of new debt, private or public offerings of equity or the sale of project or property interests. The Company has active discussions in all areas of additional funding with several parties.

Ongoing advancement of the Waterberg Project towards a DFS in 2017 is currently funded by JOGMEC.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights and large scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production and on expanding reserves. Platinum Group has delineated new low cost, near surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large scale, shallow, low cost platinum, palladium and gold deposit. Waterberg is one of the only large scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director
For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s restructuring of operations; financing requirements and the adequacy of capital, including, but not limited to, the amount of additional funding required to achieve positive cash flow and to maintain the Company’s working capital covenants in 2017 under existing loan facilities; anticipated or potential developments at the Maseve Mine including the date of expected resumption of mining, changes to the primary mining method and the expected improvement of grade of material delivered to the mill, development and construction activities, conveyor details (including but not limited to the potential impact of the second segment of the underground conveyor toward Block 11), improved stoping and tramming, access to Block 11, mine plans, production trends, estimates and assumptions, cost estimates, contractor and labour developments, and production and cost efficiencies; the impact of the restructuring plans on the Company’s financial condition and any future benefits of implementing the restructuring plans; future cash flow and the effects of developments on cash flow; corporate and asset level strategic alternatives; the potential for expanding reserves; the potential economics of the Waterberg Project, if developed; ramp-up and potential achievement of commercial production at the Maseve Mine; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labour disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. The Company does not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

July 17, 2017